SHIELDWISE, INC.
1149 Timber Pass
Mundelein, IL 60060

Shieldwise, Inc.
Financial Statements
For the Year Ended December 31, 2025
Together with
Independent Accountant's Review Report

Including:

- Independent Accountant's Review Report
- Statement of Profit & Loss
- Statement of Shareholder's Equity
- Balance Sheet
- Statement of Cash Flows
- Notes to Financial Statements

Prepared by:
Mega-Pol Taxes & Accounting, Inc.
Palatine, IL 60074
Date of the Report: July 22nd, 2026

Mega-Pol Taxes&Accounting Inc.

670 E. Northwest Hwy, Palatine, IL 60074
Phone: 847-221-5377, Fax: 773-905-7028

Independent Accountant's Review Report

To the Management of **SHIELDWISE, INC.**

Palatine, Illinois

We have reviewed the accompanying financial statements of **SHIELDWISE, INC.**, which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of **SHIELDWISE, INC.,** and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mega-Pol Taxes & Accounting, Inc.

Palatine, Illinois

July 22nd 2026

SHIELDWISE, INC.

Profit & Loss

January 1st through December 31st, 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
Office Supplies	2,450.00
Professional Fees	150.00
Total Expense	2,600.00
Net Ordinary Income	-2,600.00
Net Income	**-2,600.00**

Statement of Shareholder's Equity

January 01st through December 31st, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Equity
Balances at Januray 01st, 2025	0.00	0.00	-2650.00	-2650.00
Shareholder Contributions	0.00	12153.00	0.00	12153.00
Add: Net Income/Loss 2025	0.00	0.00	-2600.00	6903.00
Less: Dividends	0.00	0.00	0.00	0.00
Balances at December 31st, 2025	0.00	12153.00	-5250.00	6903.00

Balance Sheet as of December 31st, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
Cash	4,900.00
Chase Bank	2,003.00
Total Checking/Savings	6,903.00
Total Current Assets	6,903.00
TOTAL ASSETS	**6,903.00**
LIABILITIES & EQUITY	
Equity	
Additional Paid-in Capital	12,153.00
Retained Earnings	-5,250.00
Total Equity	6,903.00
TOTAL LIABILITIES & EQUITY	**6,903.00**

See Independent Accountant's Review Report

SHIELDWISE, INC.

Statement of Cash Flows

January 01st through December 31st, 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-2,600.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash Overdraft	-2,650.00
Net cash provided by Operating Activities	-5,250.00
FINANCING ACTIVITIES	
Additional Paid-in Capital	12,153.00
Net cash provided by Financing Activities	12,153.00
Net cash increase for period	6,903.00
Cash at end of period	**6,903.00**

See Independent Accountant's Review Report

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

Note 1 – Organization and Nature of Operations

SHIELDWISE, INC., was incorporated in the State of Illinois. SHIELDWISE, INC had no revenue during the year ended December 31, 2025. Operating activity for the year consisted of $2,450 in office supplies expense and a $150 professional fee.

Note 2 – Basis of Presentation

The financial statements have been prepared in accordance with **accounting principles generally accepted in the United States of America (U.S. GAAP)**.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash consists of cash on hand of **$4,900** and cash maintained in a Chase business checking account of **$2,003**, for total cash of **$6,903** as of December 31, 2025.

Revenue Recognition
SHIELDWISE, INC had no revenues during 2025.

Expenses
Operating expenses were recognized when incurred. Total expenses for the year amounted to **$2,600**.

Income Taxes
SHIELDWISE, INC is taxed as a corporation. No provision for income taxes has been recorded due to the net loss and lack of taxable income.

Note 4 – Additional Paid-in Capital

During 2025, the shareholder contributed capital to fund the Company's organizational and operating activities. As of December 31, 2025, Additional Paid-in Capital totaled **$12,153**.

Note 5 – Related-Party Transactions

SHIELDWISE, INC had no related-party transactions during the year.

Note 5 – Commitments and Contingencies

SHIELDWISE, INC established a Chase Business Unlimited credit card account during 2025. There were no transactions or outstanding balances on the credit card as of December 31, 2025 and company did not have any commitments, obligations, or contingencies as of December 31, 2025.

Note 6 – Subsequent Events

Management has evaluated subsequent events through **March 31st, 2026**, the date the financial statements were available to be issued.

In **February 2026**, the Company successfully completed an external fundraising round through the Wefunder platform and received **$55,996.80** in funding. Management believes these proceeds provide additional working capital to support the Company's initial business operations.

The Company commenced business operations in **February 2026**.

Beginning in **March 2026**, the Company entered into a **month-to-month operating lease** for office space with monthly rental payments of **$481.81**.

Management concluded that no other subsequent events requiring adjustment to or disclosure in the accompanying financial statements were identified.

See Independent Accountant's Review Report